
July 28, 2021

Vincent T. Cubbage
Chief Executive Officer
Tortoise Acquisition Corp. II
5100 W. 115th Place
Leawood, KS 66211

> **Re: Tortoise Acquisition Corp. II**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 15, 2021**
> **File No. 333-256173**

Dear Mr. Cubbage:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2021 letter.

Amended Form S-4 filed July 15, 2021

U.S. Federal Income Taxation of U.S. Holders, page 167

1. Refer to comment 4. We note that you provide a "should" opinion with respect to whether the Domestication will qualify as a Reorganization under Section 368 of the Code. Please have counsel revise the opinion to explain why a "will" opinion cannot be given and describe the degree of uncertainty. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors and include under the heading "What are the U.S. federal income tax consequences of the Domestication?" on page 7 a cross-reference to the added the risk factor.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brenda Lenahan